UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
November 26, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 26, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Press Release

RANDFONTEIN TRANSACTION EFFECTIVE
Johannesburg, 21 November 2008. Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that all conditions precedent in respect of the Randfontein transaction have been met and that the transaction is effective as from today. Shareholders’ attention is drawn to the initial announcement of the transaction made on 19 December 2007 and the subsequent announcement made on 24 October 2008, containing the details of the transaction.
The first tranche of the consideration price, being US$40 million has been received. A further US$157 million, plus interest thereon at 5% per annum, will be received on 22 April 2009 and the balance of the purchase consideration of approximately US$12 million as soon as the second stage of the transaction, which relates to Harmony’s Old Randfontein assets is finalised; this is anticipated to be on or shortly after 22 April 2009.
“We are excited to be part of a unique new business development, one that offers the potential of creating wealth for our investors. We wish the management of Rand Uranium (Pty) Limited well and look forward to a mutually beneficial partnership with Pamodzi Resources Fund 1 LP and their investors, being affiliates of First Reserve and AMCI Capital”, said Graham Briggs, Chief Executive Officer of Harmony.
ends.
Issued by Harmony Gold Mining Company Limited
21 November 2008
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For more information on Harmony, please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228